PROSPECTUS

                                     [LOGO]

                                  $375,000,000
                           KEY ENERGY SERVICES, INC.

                                  Common Stock
                                Debt Securities
                                Preferred Stock
                                    Warrants
                                  -----------

    This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. This means:

    - we may issue the common stock, debt securities, preferred stock and warrants covered by this prospectus from time to time;

    - we will issue the common stock, preferred stock, warrants and debt securities to people from whom we acquire assets, businesses or securities;

    - we will provide a prospectus supplement each time we issue the securities;

    - the prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.

    Our common stock is listed and traded on the New York Stock Exchange under the symbol "KEG."

  CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 IN THIS PROSPECTUS.

  Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                     This prospectus is dated June 21, 1999

    YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                               TABLE OF CONTENTS

SECTION                                                                                                      PAGE
--------------------------------------------------------------------------------------------------------     -----
Where You Can Find More Information.....................................................................           3
Key Energy Services, Inc................................................................................           4
The Offering............................................................................................           4
Ratio of Earnings to Fixed Charges......................................................................           5
Forward-Looking Statements..............................................................................           6
Risk Factors............................................................................................           6
Acquisition Terms.......................................................................................          11
Selling Security Holders and Plan of Distribution.......................................................          12
Description of Debt Securities..........................................................................          13
Description of Capital Stock............................................................................          17
Description of Warrants.................................................................................          18
Legal Matters...........................................................................................          18
Experts.................................................................................................          19

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-4 (Reg. No. 333-67667) with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

    SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with them. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities covered by this prospectus:

    - Annual Report on Form 10-K for the year ended June 30, 1998, as amended by Annual Report on Form 10-K/A filed on October 28, 1998, and as further amended by Annual Report on Form 10-K/A2 filed on March 31, 1999;

    - Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as amended by Quarterly Report on Form 10-Q/A filed on March 31, 1999;

    - Quarterly Report on Form 10-Q for the quarter ended December 31, 1998, as amended by Quarterly Report on Form 10-Q/A filed on March 31, 1999 and as further amended by Quarterly Report on Form 10-Q/A filed on April 30, 1999;

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended by Quarterly Report on Form 10-Q/A filed on June 7, 1999;

    - Current Reports on Form 8-K, filed on September 28, 1998, Form 8-K/A filed on October 28, 1998, Form 8-K/A2 filed on March 31, 1999, Form 8-K filed on December 21, 1998 and Form 8-K filed on February 3, 1999, Form 8-K filed on April 20, 1999, and Form 8-K filed on May 6, 1999;

    - Our prospectus dated April 16, 1999 as filed with the SEC pursuant to Rule 424(b) on April 16, 1999, as supplemented by the prospectus supplement dated May 4, 1999 filed with the SEC pursuant to Rule 424(b) on May 4, 1999;

    - Proxy Statement on Schedule 14A, dated November 17, 1998; and

    - The description of our common stock contained in Form 8-A dated March 27, 1998, including any amendments or reports that have been filed to update the description.

    You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address:

    Key Energy Services, Inc.
    Two Tower Center, 20th Floor
    East Brunswick, New Jersey 08816
    (732) 247-4822

                           KEY ENERGY SERVICES, INC.

BUSINESS

    We are the world's largest onshore oil and gas well service and workover company based on the number of rigs we own and available industry data. We provide a complete range of rig-based well maintenance, workover, completion, recompletion, contract drilling and non-rig ancillary well services to major and independent oil and gas companies. We believe that we have the most comprehensive array of services of any participant in the market and have differentiated ourself from our competitors by our position as a single-source provider of multiple well-head based services and products across multiple geographic regions. In addition to maintenance and workover services, we provide services that include:

    - the completion of newly drilled wells;

    - the recompletion of existing wells (including horizontal recompletions);

    - plugging and abandonment of wells at the ends of their useful lives;

    - oilfield fluid and equipment transportation;

    - oilfield fluid storage and disposal services;

    - fishing and rental tools;

    - wireline services;

    - air drilling;

    - hot oiling; and

    - production testing services.

    AREAS OF OPERATION. Our principal operating regions in the United States include West Texas and Eastern New Mexico, the Gulf Coast, Oklahoma, Michigan, the Appalachian Basin, the Rocky Mountains, the Ark La Tex region, the Four Corners area and California. We also operate in Argentina and have limited operations in Ontario, Canada.

    OPERATING ASSETS. We estimate that our share of the domestic onshore well service rig fleet is approximately 37% based on the number of rigs we own and available industry data. Our operating assets consist of approximately 1,420 well service and workover rigs, 75 drilling rigs and 1,130 oil field trucks.

    ACQUISITIONS. We have pursued an acquisition strategy designed to consolidate a highly fragmented industry that is primarily comprised of small, regional well service companies. Over the last three years, we have completed over 50 acquisitions, for an aggregate consideration of approximately $807 million.

                              -------------------

    Our principal executive offices are located at Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816 and our phone number is (732) 247-4822.

                                  THE OFFERING

    This prospectus covers up to $375,000,000 of common stock, debt securities, preferred stock and warrants that we plan to issue to the owners or controlling persons of assets or businesses that we may acquire and holders of securities that we may acquire in the future. This prospectus may also be used by those people to resell the securities we issue to them.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of our earnings to our fixed charges for each of the periods indicated is as follows:

             FISCAL YEAR ENDED JUNE 30,                 NINE MONTHS ENDED
1994         1995       1996       1997       1998       MARCH 31, 1999
---------  ---------  ---------  ---------  ---------  -------------------
     2.65       2.57       2.62       2.52       2.61           (0.18)

    For these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expenses, amortization of debt issuance expenses and the portions of rentals and lease obligations representative of the interest factor.

                           FORWARD-LOOKING STATEMENTS

    The statements made in this prospectus or in the documents we have incorporated by reference that are not statements of historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe," or similar terminology.

    The forward-looking statements include discussions about business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, and statements concerning the integration into our business of the operations we have acquired. Although we believe that the expectations in such statements are reasonable, we cannot give any assurance that those expectations will be correct.

    We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

    Our operations are subject to several uncertainties, risks and other influences, many of which are outside our control and any of which could materially affect our results of operations and ultimately prove the statements we make to be inaccurate.

    Important factors that could cause actual results to differ materially from our expectations are discussed under the heading "Risk Factors" and elsewhere in this prospectus.

                                  RISK FACTORS

    YOU SHOULD CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO BUY OUR SECURITIES.

RECENT OPERATING LOSSES

    We have experienced a significant decrease in the demand for our services during the last three quarters that has resulted in operating losses. The proceeds of our May 1999 public offering permitted us to reduce indebtedness and has provided us with a cash reserve which, together with cash from operations, should permit us to maintain operations for the balance of calendar 1999 and through 2000. However, there must be a significant improvement in the demand for our services for us to be able to generate cash from operations sufficient to service our indebtedness or to return to profitability. No assurance can be given when or if there will be any such improvement in demand for our services.

RISKS ASSOCIATED WITH OIL AND GAS INDUSTRY -- OUR BUSINESS IS DEPENDENT ON CONDITIONS IN THE OIL AND GAS INDUSTRY, ESPECIALLY THE PRODUCTION EXPENDITURES OF OIL AND GAS COMPANIES.

    The demand for our services is directly influenced by current and anticipated oil and gas prices, oil and gas production costs, and government regulation and conditions in the worldwide oil and gas industry, and particularly on the level of development, exploration and production activity of, and corresponding spending by, oil and gas companies. Most of our operations are in the United States where the demand for well servicing and related services currently is depressed in many markets because of weak oil prices, which recently were at a twelve-year low. Continued weakness in oil and gas prices may cause lower day rates and lower utilization of available well service equipment, which may influence the recoverability and carrying value of our long-term assets and related goodwill balances, pursuant to the provisions of SFAS 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In addition, when oil prices are weak, fewer wells are drilled, resulting in less drilling and less maintenance work for us. Periods of diminished or weakened demand may continue to occur. In light of these and other factors relating to the oil and gas industry, our historical operating results may not be indicative of future performance. In addition, reductions in oil prices can result in a reduction in the trading prices of our securities, even if the reduction in oil prices does not affect our business generally.

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR CURRENT INDEBTEDNESS.

    We have a significant amount of indebtedness. Our substantial indebtedness could:

    - increase our vulnerability to general adverse economic and industry conditions;

    - limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

    - place us at a competitive disadvantage compared to our competitors that have less debt; and

    - limit, along with the financial and other restrictive covenants in our credit facility, among other things, our ability to borrow additional funds. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

ADDITIONAL BORROWINGS AVAILABLE -- DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES STILL MAY BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER INCREASE THE RISKS DESCRIBED ABOVE.

    We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Our credit facility currently permits additional borrowings of up to approximately $9.0 million. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

ABILITY TO SERVICE DEBT -- TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    We cannot assure you that our business will generate sufficient cash flow from operations to service our outstanding debt, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility, on commercially reasonable terms or at all.

RISKS ASSOCIATED WITH INTEGRATION OF ACQUISITIONS -- WE HAVE PURSUED, AND INTEND TO CONTINUE TO PURSUE, ACQUISITIONS. OUR BUSINESS MAY BE ADVERSELY AFFECTED IT WE CANNOT EFFECTIVELY INTEGRATE ACQUIRED OPERATIONS.

    One of our business strategies has been to acquire operations and assets that are complementary to our existing businesses. In the last twelve months, our acquisitions have doubled the number of well service rigs we own. Our revenues have grown from $44.7 million in fiscal 1995 to $645.6 million on a pro forma basis in fiscal 1998, largely as a result of acquisitions. Acquiring operations and assets involves financial, operational and legal risks. These risks include the difficulty of assimilating operations, systems and personnel of the acquired businesses and maintaining uniform standards, controls, procedures and policies. Any future acquisitions would likely result in an increase in expenses. In addition, competition from other potential buyers could cause us to pay a higher price than we otherwise might have to pay and reduce our acquisition opportunities. Moreover, our past success in making acquisitions and in integrating acquired businesses does not necessarily mean we will be successful in making acquisitions and integrating businesses in the future.

OPERATING RISKS; INSURANCE -- OUR BUSINESS COULD BE ADVERSELY AFFECTED BY CERTAIN OPERATING RISKS, AND OUR INSURANCE MAY NOT BE ADEQUATE TO COVER ALL LOSSES OR LIABILITIES WE MIGHT INCUR IN OUR OPERATIONS.

    Our operations are subject to many hazards. These hazards include explosions, blow-outs, reservoir damage, loss of well control, cratering, fires and damage to the environment. In addition, we are subject to seasonal risks caused by adverse weather conditions such as rain and flooding, high winds and severe winter storms. Operations in northern regions are subject to limitations on transporting equipment during the spring thaw. These hazards and risks could cause the suspension of operations, damage to or destruction of our equipment and the property of others and injury or death to field personnel. Like most companies in our industry, we have experienced some of these incidents in our operations. The frequency and severity of these incidents affect our operating costs and our relationships with customers, employees and regulators. Any significant increase in the frequency or severity of such incidents, or the general level of compensation awards, could affect our ability to obtain insurance and could have a material adverse effect on our business. We have insurance, customary in the industry, to protect against these liabilities. However, this insurance is capped at $50 million per incident and does not provide coverage for all liabilities. Our insurance may not be adequate to cover all losses or abilities that we might incur in our operations. To the extent our liability for any particular loss or liability exceeds the $50 million cap, we would incur costs for the excess. Moreover, we may not be able to maintain insurance at adequate levels or at reasonable rates and particular types of coverage may not be available in the future.

COMPETITION

    We experience intense competition in our markets. Certain of our competitors have greater financial and other resources than we do.

POTENTIAL LABOR SHORTAGE -- WE HISTORICALLY HAVE EXPERIENCED A HIGH EMPLOYEE TURNOVER RATE. ANY DIFFICULTY WE EXPERIENCE REPLACING OR ADDING WORKERS COULD ADVERSELY AFFECT OUR BUSINESS.

    We historically have experienced an annual employee turnover rate of over 50%. The high turnover rate is caused by the nature of the work, which is physically demanding and performed outdoors. As a result, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. Although we currently are downsizing our workforce, we cannot assure that at times of high demand we will be able to recruit and train workers. Potential inability or lack of desire by workers to commute to our facilities and job sites and competition for workers from other industries are factors that could affect our ability to attract workers. We believe that our wage rates are competitive with the wage rates of our competitors and other potential employers. A significant increase in the wages other employers pay could result in a reduction in our workforce, increases in our wage rates, or both. Either of these events could diminish our profitability and growth potential.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS -- WE MAY BECOME LIABLE FOR PENALTIES UNDER A VARIETY OF ENVIRONMENTAL LAWS AND GOVERNMENT REGULATIONS EVEN IF WE DO NOT CAUSE ANY ENVIRONMENTAL PROBLEMS. CERTAIN CHANGES IN ENVIRONMENTAL LAWS AND GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

    Our operations are subject to foreign, federal, state and local laws and regulations relating to protection of the environment, natural resources, health and safety, waste management and transportation of waste and other materials including hydrocarbons and chemicals. Our fluid services include injection operations that pose certain risks of environmental liability. Although we monitor the injection process, the possibility exists of leakage to surface or subsurface soils or groundwater, which could result in cancellation of well operations, fines and penalties, expenditures for remediation, and liability for property damages and personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. In addition, our operations may be subject to potential liability for environmental clean up at currently or previously owned or operated properties or off-site locations where we sent, disposed of, or arranged for disposal of hazardous materials. A party can be liable for environmental damage without regard to its negligence or fault. Therefore, we could incur liability based on the conduct of others, or for acts that were lawful at the time we performed them. Environmental laws have become more stringent over the years. The modification or interpretation of existing laws or regulations, the adoption of new laws or regulations or the more vigorous enforcement of environmental laws or regulations could curtail exploratory or development drilling for oil and gas and could limit well servicing opportunities.

FOREIGN INVESTMENTS -- OUR FOREIGN BUSINESS EXPOSES US TO RISKS RELATING TO INCREASED REGULATION AND POLITICAL OR ECONOMIC INSTABILITY WITHIN CERTAIN FOREIGN COUNTRIES.

    We have investments and may make additional investments in Argentina and Canada. We may make other investments outside the United States. Foreign investments are subject to risks relating to the political, social and economic structures of those countries. Risks may include fluctuations in currency valuation, expropriation, confiscatory taxation and nationalization, currency conversion restrictions, increased regulation and approval requirements and governmental policies limiting returns to foreign investors. In fiscal 1998, our foreign operations accounted for less than 10% of our revenues.

DEPENDENCE ON KEY PERSONNEL -- OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE OUR EXECUTIVE OFFICERS.

    We depend upon the performance of our executive officers. We have entered into employment agreements with these executive officers that contain non-compete provisions. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce the non-compete provisions in the employment agreements. We maintain key person life insurance on the lives of certain of our offices, including our chief executive officer. This insurance does not mean that the death or disability of one or more of them would not adversely affect our operations.

YEAR 2000 ISSUE -- THE YEAR 2000 PROBLEM MAY ADVERSELY AFFECT OUR BUSINESS IT OUR SUPPLIERS AND CUSTOMERS DO NOT ADEQUATELY ADDRESS THEIR YEAR 2000 CONCERNS.

    We currently are implementing a new integrated management information system along with updated hardware that will replace most of our current systems. The new management information system will be year 2000 compliant for our systems as well as for those of our past and future acquisitions. Implementation began in July 1998 and is scheduled to be substantially completed by June 1999. Our new management information systems do not cover our Argentine operations, but we have established a separate system, which is year 2000 compliant, that will be implemented in late 1999.

    We have not yet developed a plan to formally communicate with our significant suppliers and customers to determine if those parties have appropriate plans to remedy year 2000 issues when their systems interface with our systems or otherwise have an impact on our operations. We do not anticipate that this will have a material impact on our operations. However, there can be no assurance that the systems of other companies on which we rely will be timely converted, or that failure to successfully convert by another company, or conversion that is incompatible with our systems, would not have an impact on our operations. We currently do not have a contingency plan to cover any unforeseen problems encountered that relate to the year 2000, but we intend to produce one before the end of the current fiscal year.

    The cost of the new management information system is not anticipated to have a material impact on our business. Although we are not aware of any material operational issues or costs associated with preparing our internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000 issues.

    If we are unable to adequately address the year 2000 issue in a timely manner, the worst case scenario would be that we could suffer significant computer downtime, and billings, payments and collections would revert to manual accounting records. In addition, the inability of our principal suppliers and major customers to be year 2000 compliant could result in delays in product deliveries from those suppliers and collection of accounts receivable.

SHARES ELIGIBLE FOR FUTURE SALE -- THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.

    As of June 7, 1999, we had 83,155,068 shares of common stock outstanding. As of such date, approximately 16.2 million shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities. The market price of the common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

VOLATILITY -- THE TRADING PRICE OF OUR SECURITIES COULD BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

    The trading price of our common stock has been volatile. Factors such as announcements of fluctuations in our or our competitors' operating results and market conditions for oil and gas related stocks in general could have a significant impact on the future trading prices of our securities. In particular, the trading price of the common stock of many oil and gas companies has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. The trading prices of our securities could be subject to significant fluctuations in response to variations in our prospects and operating results, which may in turn be affected by weakness in oil prices, changes in interest rates and other factors. In addition, our May 1999 public offering of 58,508,772 shares of our common stock resulted in an approximate 317% increase in the number of shares of our common stock issued and outstanding. The historical volume of trading and historical trading price of our common stock has been based on a substantially lower number of outstanding shares of our common stock than were outstanding after the offering. Therefore, our prior trading volume and prior market price may not be indicative of our future trading volume and market price. There can be no assurance that these factors will not have an adverse effect on the trading prices of our securities.

                               ACQUISITION TERMS

    This prospectus covers up to $375,000,000 of common stock, debt securities, preferred stock and warrants that we may issue in connection with any asset acquisition, stock acquisition, merger, consolidation or securities exchange offer. Persons receiving securities in distributions pursuant to exchange offers, mergers or consolidations may be required to complete and submit letters of transmittal and other documentation customary in such transactions, all of which will be described in the applicable prospectus supplement. We expect to determine the terms of any acquisitions by direct negotiations with the persons from whom the assets, businesses or securities are acquired. The securities issued in each acquisition will be valued at prices reasonably related to market prices, either when an agreement for the acquisition is entered into, or when we deliver the securities

    The specific terms of the particular securities to be issued will be set forth in a prospectus supplement that will be delivered together with this prospectus. In the case of common stock, a prospectus supplement would include the number of shares to be issued. Terms set forth for the warrants would include the number and terms of the warrants and the number of shares of common stock issuable upon their exercise, including, the exercise price, the terms of the offering, sale, duration and detachability of the warrants. In the case of debt securities, the prospectus supplement would include, where applicable:

    - aggregate principal amount;

    - ranking as senior or subordinated debt securities;

    - maturity;

    - conversion terms;

    - rate or rates (or method of determination);

    - time or times for the payment of interest, if any;

    - any exchangeability;

    - any terms for optional or mandatory redemption or repurchase, or payment of additional amounts or any sinking fund provisions;

    - whether or not such debt securities are guaranteed by our subsidiaries;
      and

    - any other specific terms of such debt securities.

    In the case of Preferred stock, the information that will be set forth in a prospectus supple will include:

    - specific designation;

    - number of shares;

    - liquidation value;

    - dividend rights;

    - liquidation and redemption rights;

    - voting rights;

    - other rights, including conversion or exchange rights, if any, and

    - any other specific terms.

    We will not pay any underwriting discounts or commissions, but we may pay finder's fees in connection with certain acquisitions. The SEC may consider any person who receives these fees to be an "underwriter," in which case any profit on the resale of the securities purchased by them could be deemed to be underwriting commissions or discounts under the Securities Act.

               SELLING SECURITY HOLDERS AND PLAN OF DISTRIBUTION

    In general, the persons to whom we issue securities under this prospectus will be able to resell those securities in the public markets without further registration and without being required to deliver a prospectus. However, certain persons who receive large blocks of our securities may want to resell those securities in distributions that would require the delivery of a prospectus. This prospectus may be used for those resales. However, no person who receives the securities covered by this prospectus will be authorized to use this prospectus for an offer of such securities without first obtaining our consent. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement. We will provide the information identifying any people reselling securities acquired under this prospectus and will disclose information about them and the securities they are reselling in a supplement to this prospectus as may then be required by the Securities Act and the rules of the SEC.

    We will not receive any of the proceeds from the resale of the securities by selling security holders. The selling security holders may resell all or a portion of the securities beneficially owned by them on any exchange or market on which the purchased securities are listed or quoted, on terms to be determined at the times of such sales. The selling security holders also may make private sales directly or through a broker. Alternatively, any of the selling security holders may offer securities purchased under this prospectus through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling security holders.

    The specific amount of the securities being offered or sold, the names of the selling security holders, the purchase prices and public offering prices, the name of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer or sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement.

    To comply with state securities laws, the securities covered by this prospectus will be sold in certain jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold at all unless they have been offered or qualified qualified for sale in those states or an exemption from the registration or qualification requirement is available.

    The selling security holders and any brokers, dealers, agents or underwriters that participate with the selling security holders in the distribution of the securities offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or discounts received by them and any profit on the resale of the securities sold under this prospectus and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    We and the selling security holders may agree to indemnify each other against certain liabilities arising under the Securities Act. We may pay all expenses related to the offer and sale of the securities they sell under this prospectus, other than selling commissions and fees.

    Any debt securities, preferred stock or warrants may, but are not expected to be, listed on any securities exchange.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities will be:

    - our direct unsecured or secured general obligations;

    - either senior debt securities or subordinated debt securities; and

    - issued under one or more separate indentures.

    Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Senior debt securities and subordinated debt securities may be guaranteed by certain of our subsidiaries. The debt securities issued may be convertible into shares of our common stock.

    We have summarized selected provisions of the indentures below. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. In the summary, we have included references to section numbers of the indentures so that you can easily locate those provisions. Capitalized terms used in this summary have the meanings used in the indentures.

GENERAL

    - The Indentures do not limit the aggregate principal amount of debt securities that can be issued thereunder. (Section 301)

    - Debt securities may be issued in one or more series, each in an aggregate principal amount authorized by the Company before issuance, and may be in any currency or currency unit that we may designate. (Section 301)

    - Debt securities of a series may be issued in registered or global form. (Sections 201 and 203)

    - The Indentures do not limit the amount of other unsecured indebtedness or securities that we can issue.

    - The senior debt securities will rank equally with all of our other senior debt.

    - The subordinated debt securities will have a junior position to all of our senior debt. (Section 1301)

    We are a holding company that conducts all operations through our subsidiaries. Holders of debt securities generally will have a junior position to claims of creditors of our subsidiaries including trade creditors, debt holders, secured creditors, taxing authorities, guaranty holders and any preferred stockholders. At December 31, 1998, we did not have any outstanding preferred stock and we and our subsidiaries had $849.4 million of outstanding debt.

    A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

    - the title and type of debt securities being offered;

    - the total principal amount of debt securities being offered;

    - the dates on which the principal of, and premium, if any, on the offered debt securities is payable;

    - the interest rate;

    - the date from which interest will accrue;

    - the interest payment dates;

    - any optional redemption periods;

    - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

    - whether the debt securities, will be convertible into shares of common stock or exchangeable for other of our securities, and if so, the terms of conversion or exchange;

    - events causing acceleration of maturity;

    - any provisions granting special rights to holders when the specified event occurs;

    - any changes to or additional events of default or covenants;

    - any special tax implications of the debt securities; and

    - any other terms of the debt securities. (Section 301)

GUARANTEES

    - Debt securities may be guaranteed by some, but not all, of our subsidiaries.

    - The subsidiaries that will guarantee any guaranteed debt securities are identified in the senior indenture and subordinated indenture relating thereto, each of which is an exhibit to this registration statement.

    - The guarantees will be general obligations of each guarantor.

    - The guarantors will jointly and severally guarantee any of our guaranteed debt securities.

    - Not all of our subsidiaries will be required to guarantee any guaranteed debt securities. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. Although not all of our subsidiaries will guarantee any guaranteed debt securities, the guarantor subsidiaries generated over 90% of our consolidated revenues in the 12-month period ended December 31, 1998.

    - The obligations of each guarantor under any subsidiary guarantee will be limited as necessary to prevent that subsidiary guarantee from constituting a fraudulent conveyance under applicable law.

    - A subsidiary guarantor may not consolidate with or merge into another company unless the surviving company assumes all of the obligations of that guarantor subsidiary pursuant to a supplemental indenture satisfactory to the trustee, and only if immediately after giving effect to the transaction, no default or event of default would exist.

DENOMINATIONS

    The debt securities will be issued in registered form in denominations of $1,000 each or multiples thereof. (Section 302)

SUBORDINATION

    Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities generally will be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture provides that no payment of principal, interest and or premium on the subordinated debt securities may be made in the event:

    - of any insolvency, bankruptcy or similar proceeding involving us or our property; or

    - we fall to pay the principal, interest, any premium or any other amounts on any senior debt when due. (Sections 1301 and 1303)

    The subordinated indenture will not limit the amount of senior debt that we may incur.

    Senior debt is defined to include all notes or other, unsecured evidences of indebtedness including out guarantees for money we borrowed, not expressed to be subordinate or junior in right of payment to any of our other indebtedness. (Section 101)

EVENTS OF DEFAULT

    The following are Events of Default under each Indenture:

    - failure to pay principal or any premium on any debt security when due;

    - failure to pay any interest on any debt security when due, continued for 30 days;

    - failure to deposit any mandatory sinking fund payment when due, continued for 30 days;

    - failure to perform any other covenant in the Indenture that continues for 90 days after written notice;

    - certain events of bankruptcy, insolvency or reorganization; and

    - any other Event of Default as may be specified with respect to debt securities of such series. (Section 501)

    An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if the Trustee considers the withholding of notice to be in the best interest of the holders. (Section 602)

ACCELERATION OF DEBT UPON AN EVENT OF DEFAULT

    If an Event of Default occurs:

    - either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities may declare the principal amount of all the debt securities of the applicable series to be due and payable immediately. (Section 502)

    - If this happens, subject to certain conditions, the holders of a majority in principal amount of the outstanding debt securities of such series can void the declaration. These conditions include the requirement that we have paid or deposited deposited with the Trustee a sum sufficient to pay all overdue principal and interest payments on the series of debt securities subject to the default. (Section 502)

    If an Event of Default occurs due to certain events of bankruptcy, insolvency or reorganization, the principal amount of the outstanding debt securities of all series will become immediately due and payable without any declaration or other act on the part of either Trustee or any holder. (Section
502)

    Depending on the terms of our indebtedness, an Event of Default under an Indenture may cause a cross default on such other indebtedness.

DUTIES OF TRUSTEE

    Other than its duties in the case of default, the Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders unless the holders offer the Trustee reasonable indemnity. (Section 603)

    If the holders provide reasonable indemnification, the holders of a majority of principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee for any series of debt securities. (Section 512)

COVENANTS

    Under the Indentures, we will:

    - pay the principal, interest and any premium on the debt securities when due;

    - maintain a place of payment;

    - deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

    - deposit sufficient funds with any payment agent on or before the due date for any principal, interest or any premium. (Sections 1001, 1002, 1003 and
      1005)

MODIFICATION OF INDENTURES

    Under each Indenture, all rights and obligations of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series effected by the modification. No modification of the principal or interest payment terms and no modification reducing the percentage required for modifications is effective against any holder without its consent. (Sections 901 and 902)

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Each Indenture generally permits a consolidation or merger between us and another company. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring company will assume all of our responsibilities and liabilities under the Indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the Indentures. (Sections 801 and 802)

    We will only consolidate or merge with or into any other company or sell all or substantially all of our assets according to the terms and conditions of the Indentures. The remaining or acquiring company will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor company may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor company. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any Indenture and under the debt securities. (Sections 801 and 802)

DISCHARGE AND DEFEASANCE

    We and the subsidiary guarantors, if any, will be discharged from our obligations under the debt securities of any series if we deposit with the Trustee enough cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration, transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. (Section 401)

    Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

PAYMENT AND PAYING AGENTS

    Principal, interest and premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the person in whose name the debt securities are registered on the day specified in the Indentures or any prospectus supplement. Payments in other forms will be paid at a place designated by us and specified in a prospectus supplement. (Section 307)

    Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge. (Section 1002)

GLOBAL SECURITIES

    The debt securities of a series may be issued in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants.

                          DESCRIPTION OF CAPITAL STOCK

    As of March 1, 1999, our authorized capital stock was 100,000,000 shares, which may be issued as either shares of preferred stock or common stock. As of June 7, 1999, we had 83,155,068 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

    LISTING. Our common stock is listed on the New York Stock Exchange under the symbol "KEG."

    DIVIDENDS. Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or another form. However, certain of our existing debt agreements contain covenants that currently restrict us from paying dividends. Additionally, in certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders.

    FULLY PAID. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

    VOTING RIGHTS. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to preemptive or cumulative voting rights. We also are authorized to issue non-voting common stock under our charter.

    OTHER RIGHTS. We will notify common stockholders of any stockholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders.

    TRANSFER AGENT AND REGISTRAR. Our transfer agent and registrar is American Stock Transfer & Trust Company, New York. New York.

PREFERRED STOCK

    The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock we may offer. If we offer preferred stock, the specific designations and rights will be described in a prospectus supplement and a description will be filed with the SEC.

    Our board of directors can, without approval of our stockholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

    The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

                            DESCRIPTION OF WARRANTS

    We may issue warrants, including warrants to purchase debt securities, preferred stock, common stock or other securities. We may issue warrants independently or together with other securities that may be attached to or separate from the warrants. The terms of warrants will be set forth in a prospectus supplement which will describe, among other things, the designation of the warrants, the securities into which the warrants are exercisable, the exercise price, the aggregate number of warrants to be issued, the principal amount of securities purchasable upon exercise of each warrant, the price or prices at which each warrant will be issued, the procedures for exercising the warrants, the date upon which the exercise of warrants will commence, and the expiration date, and any other material terms of the warrants.

                                 LEGAL MATTERS

    Certain legal matters relating to the validity of the common stock, debt securities, preferred stock and warrants will be passed upon by Porter & Hedges, L.L.P., Houston, Texas.

                                    EXPERTS

    The consolidated financial statements of the Company and subsidiaries as of June 30, 1998 and 1997, and for each of the years in the three-year period ended June 30, 1998, have been incorporated by reference in this prospectus In reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Dawson Production Services, Inc. and subsidiaries as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.